Filed Pursuant to Rule 424(b)(5)

1933 Act File No. 333-286484

1940 Act File No. 811-22974

Prospectus Supplement No. 2

(To Prospectus dated April 11, 2025, Prospectus Supplement dated April 11, 2025, and Prospectus Supplement dated April 18, 2025)

EAGLE POINT CREDIT COMPANY

Common Shares

Preferred Shares

Subscription Rights

Debt Securities

6.50% Series C Term Preferred Shares due 2031

6.75% Series D Preferred Shares

7.00% Series AA Convertible and Perpetual Preferred Shares

7.00% Series AB Convertible and Perpetual Preferred Shares

This Prospectus Supplement No. 2 (“Supplement No. 2”) supplements and amends the Prospectus Supplement dated April 11, 2025 (the “ATM Prospectus Supplement”), the Prospectus Supplement dated April 18, 2025 (the “Convertible Preferred Prospectus Supplement”), and the Prospectus dated April 11, 2025 (the “Base Prospectus”), included in the Registration Statement on Form N-2 (File Nos. 333-286484 and 811-22974), each previously filed by Eagle Point Credit Company Inc. (the “Company”) with the Securities and Exchange Commission.

On May 22, 2026, the Company converted from a Delaware corporation to a Delaware Statutory Trust (the “Conversion”). Upon effectiveness of the Conversion, (i) the Company changed its name to Eagle Point Credit Company, (ii) each outstanding share of common stock converted into one common share of beneficial interest of the Company and (iii) each outstanding share of preferred stock converted into one preferred share of beneficial interest of the Company of a corresponding series reflecting the same terms and designations as the respective series of preferred stock from which it converted.

The Company’s (i) common shares of beneficial interest continue to be listed on the New York Stock Exchange (the “NYSE”) under the ticker symbol ECC, (ii) 6.50% Series C Term Preferred Shares due 2031 continue to be listed on the NYSE under the ticker symbol ECCC and (iii) 6.75% Series D Preferred Shares continue to be listed on the NYSE under the ticker symbol ECC PRD.

The Company is subject to the control share acquisition statute (the “Control Share Statute”) contained in Subchapter III of the Delaware Statutory Trust Act (the “DSTA”), which is automatically applicable to listed closed-end funds, such as the Company.

The Control Share Statute defines “control beneficial interests” (referred to as “control shares” herein) by reference to a series of voting power thresholds and provides that a holder of control shares acquired in a control share acquisition has no voting rights under the DSTA or the Company’s governing documents with respect to the control shares acquired in the control share acquisition, except to the extent approved by the Company’s shareholders by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares (generally, shares held by the acquiring person and their associates and shares held by Company insiders), or otherwise exempted by the Board. The Control Share Statute provides for a series of voting power thresholds above which shares are considered control shares. Whether one of these thresholds of voting power is met is determined by aggregating the holdings of the acquiring person as well as those of his, her or its “associates.”

These thresholds are:

•	10% or more, but less than 15% of all voting power;
•	15% or more, but less than 20% of all voting power;
•	20% or more, but less than 25% of all voting power;
•	25% or more, but less than 30% of all voting power;
•	30% or more, but less than a majority of all voting power; or
•	a majority or more of all voting power.

The Board of the Company considered the Conversion, including the application of the Control Share Statute to the Company, and determined that the Conversion is in the best interests of the Company and its shareholders.

The Control Share Statute does not provide that the Company can generally “opt out” of the application of the Control Share Statute; rather, the Board is permitted, but not obligated, to exempt acquisitions specifically, generally, or generally by type of control shares, either in advance or retroactively. The Control Share Statute further provides that the Board is under no obligation to grant any such exemptions. The Board has not exempted any acquisitions or classes of acquisitions for purposes of the Control Share Statute.

The foregoing is only a summary of certain aspects of the Control Share Statute. Some uncertainty around the application under the Investment Company Act of 1940, as amended (the “1940 Act”), of state control share statutes exists as a result of recent federal and state court decisions that have found that certain control share acquisition provisions violate the 1940 Act.

This Supplement No. 2 is not complete without, and may not be delivered or used except in connection with, the ATM Prospectus Supplement or the Convertible Preferred Prospectus Supplement and, in either case, the Base Prospectus.

The date of this Supplement No. 2 is May 22, 2026.